Exhibit (a)(1)(xi)

Cerberus Extends Cash Tender Offer

For The Outstanding Shares in BlueLinx Holdings Inc. Not Owned by Its Affiliate

Cerberus ABP Investor LLC (“CAI”), an affiliate of Cerberus Capital Management, L.P. (“Cerberus”), and owner of a 55.39% majority stake in BlueLinx Holdings Inc. (NYSE: BXC) (“BlueLinx” or the “Company”), today announced that it has extended the expiration date of its cash tender offer (the “Offer”) of $3.40 per share for all of the outstanding publicly held shares of BlueLinx not owned by CAI until midnight, New York City time, on Friday, September 3, 2010.

The extension of the Offer was made at the request of the special committee of the board of directors of BlueLinx (the “Special Committee”).  The Special Committee today notified the stockholders of the Company that it has determined that it is unable at the current time to take a position with respect to the Offer. The extension will thus provide the Special Committee with additional time to develop its position or recommendation, if any, with respect to the Offer.

The Offer was previously scheduled to expire at midnight New York City time, on Friday August 27, 2010. Having been extended by 5 business days, the Offer now will expire at midnight on Friday, New York City time, September 3, 2010, unless further extended.  The Offer is at a price of $3.40 per share in cash and upon the other terms and conditions set forth in the Offer to Purchase, dated August 2, 2010.

Additional Information and Where to Find It

BlueLinx stockholders and other interested parties are urged to read the Tender Offer Statement on Schedule TO, as amended, the Offer to Purchase and any other documents relating to the tender offer that are filed with the United States Securities and Exchange Commission (the “SEC”) because they contain important information. BlueLinx stockholders will be able to receive such documents free of charge at the SEC’s web site, www.sec.gov, or by contacting BofA Merrill Lynch, the Dealer Manager for the Offer, at (888) 803-9655.

About Cerberus Capital Management, L.P.

Established in 1992, Cerberus Capital Management, L.P. along with its affiliates, is one of the world’s leading private investment firms with approximately $23 billion under management.  Through its team of investment and operations professionals, Cerberus specializes in providing both financial resources and operational expertise to help transform undervalued companies into industry leaders for long-term success and value creation.  Cerberus is headquartered in New York City with affiliate and/or advisory offices in the United States, Europe, the Middle East and Asia.